SEMGROUP CORPORATION

Two Warren Place

6120 S. Yale Avenue, Suite 700

Tulsa, OK 74136-4216

(918) 524-8100

August 24, 2016

Via EDGAR

H. Roger Schwall

Assistant Director, Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-2521

Re:	Response to SEC Staff Comments, sent by a letter dated August 22, 2016, regarding:

SemGroup Corporation

Registration Statement on Form S-4

Filed July 14, 2016

File No. 333-212522

Form 8-K

Filed May 5, 2016

File No. 1-34736

Dear Mr. Schwall:

On behalf of SemGroup Corporation (the “Company”), this letter responds to your letter, dated August 22, 2016 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4, filed July 14, 2016, File No. 333-212522 (the “Registration Statement”) and the Form 8-K, filed May 5, 2016, File No. 1-34736 (the “Form 8-K”). Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) from the Comment Letter. We have provided under separate cover a copy of an “Exhibits Only” Amendment No. 2 to the Registration Statement (“Amendment No. 2”) for your convenience, and Amendment No. 2 is being filed today by electronic submission.

Registration Statement on Form S-4

Background of the Merger, page 34

1.	We have considered your responses to prior comments 4 and 5 regarding alternatives. It is not clear whether the Rose Rock Board or the Rose Rock Conflicts Committee ever considered seeking a business combination with some entity other than SemGroup. Expand your disclosure to address whether this was considered and, if considered, why such an alternative was not pursued.

H. Roger Schwall

U.S. Securities and Exchange Commission

August 24, 2016

We acknowledge the Staff’s comment and respectfully note that the Registration Statement contains responsive disclosure in a handful of locations throughout the Registration Statement and a complete response to the above requested information appears on page 49 of the Registration Statement.

Earnings Conference Call

2.	We note the Earnings Conference Call regarding your second quarter 2016 earnings results on August 5, 2016. We also note the reference on page 3 of those materials to the “proposed merger of SemGroup and Rose Rock.” Advise us of the consideration given to filing those materials pursuant to Rule 425. Advise also of the consideration given to submitting those materials, as well as materials from prior earnings calls, on Form 8-K pursuant to Regulation F-D.

We acknowledge the Staff’s comments and respectfully provide the following responses with respect to each of the two individual comments:

•	With respect to the Staff’s comment regarding the filing of materials pursuant to Rule 425, we respectfully note that we have concluded that no filings pursuant to Rule 425 were required. We have reviewed Rule 425 as well as the Commission’s Final Rule: Regulation of Takeovers and Security Holder Communications (the “Release”) in light of the two slideshow presentations posted to the Company’s investor relations web site on or around August 5, 2016, which slideshow presentations were titled “Second Quarter 2016 Investor Presentation” and “SemGroup and Rose Rock Midstream 2nd Quarter Earnings Results,” respectively.

On May 31, 2016, the Company filed, pursuant to Rule 425, the slideshow titled “SemGroup Corporation Investor Presentation Simplification Overview,” which slideshow contained slides identical to slides 6 and 8 of the “Second Quarter 2016 Investor Presentation” slideshow (the only slides contained therein that refer to the proposed merger between the Company and Rose Rock). We respectfully note that the Release provides that “any republication or redissemination of the same information would not need to be filed again to comply with the exemptions.” Based on the aforementioned language of the Release, we concluded that filing the “Second Quarter 2016 Investor Presentation” slideshow was not required, as it would be duplicative of and identical to the previously filed information relating to the proposed merger.

H. Roger Schwall

U.S. Securities and Exchange Commission

August 24, 2016

Finally, the “SemGroup and Rose Rock Midstream 2nd Quarter Earnings Results” slideshow, despite containing a legend on page 3, does not include any language in connection with or relating to a business combination transaction, and as such, was not required to be filed under Rule 425.

•	With respect to the Staff’s comment regarding the filing of certain materials on Form 8-K pursuant to Regulation FD, we respectfully submit that the Company’s web site is a recognized channel of distribution based on steps taken by the Company over a number of years to alert the market to its web site and its disclosure practices, including through notice in the Company’s press releases and the Company’s sustained and consistent historical practice of using its web site as a channel of distribution for such information. Based on the Company’s review of and compliance with the “Commission Guidance on the Use of Company Websites” over a number of years, the Company has concluded that the filing or furnishing of certain materials on Form 8-K pursuant to Regulation FD is not required.

Form 8-K filed May 5, 2016

Please respond to the following comments within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

3.	Your response to prior comment 19 indicates that you consider Cash Available for Dividends to be both a performance measure and a liquidity measure. However, it appears that this measure has historically been characterized solely as a liquidity measure. For example, disclosure in your Form 10-K states that you intend to pay dividends from Cash Available for Dividends and you present this non-GAAP measure with the amount of dividends declared and a “coverage” metric in the quarterly earnings presentation provided on your website. Provide us with additional information supporting your belief that Cash Available for Dividends is a performance measure.

4.	In response to prior comment 20, you state that Cash Available for Dividends is based on Adjusted EBITDA and is then further adjusted for certain amounts such as cash income taxes and maintenance capital expenditures. However, we note from the earnings presentation provided on your website that Cash Available for Dividends is calculated based on the non-GAAP measure “SemGroup Stand-Alone Adjusted EBITDA” which does not appear to be the same as Adjusted EBITDA. Address the apparent discrepancy between these measures and explain the differences in the manner in which they are calculated. As part of your response, tell us whether SemGroup Stand-Alone Adjusted EBITDA is a non-GAAP liquidity measure that should be reconciled to net cash provided by operating activities.

H. Roger Schwall

U.S. Securities and Exchange Commission

August 24, 2016

5.	Your response to prior comment 21 acknowledges that you are not required to make a periodic distribution of cash, but notes that Cash Available for Dividends is meant to reflect your ability to sustain the level of dividends that you are paying. Given that you are not required to make periodic distributions of cash, tell us why you believe GAAP earnings is not a sufficient and appropriate measure of your ability to sustain the level of dividends you are paying. Refer to FRC 202.02.

6.	We note from your response to prior comment 21 that Cash Available for Dividends is useful to investors as it provides additional perspective on the operating performance of your assets, the cash that your businesses are generating, and your ability to sustain the level of dividends that you are paying. Tell us how the adjustments made to calculate Cash Available for Dividends result in the presentation of a non-GAAP measure that is useful to investors in the manner described in your response. For example, it is not clear how excluding cash interest expense and cash paid for income taxes from your calculation of Cash Available for Dividends provides additional perspective on the operating performance of your assets or how the exclusion of a portion of capital expenditures reflects your ability to sustain your dividend.

We acknowledge the Staff’s comments 3 through 6 above and confirm that we will no longer use the Cash Available for Dividends measure.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (918) 524-8100 or Steven K. Talley of Gibson, Dunn & Crutcher LLP at (303) 298-5700.

Sincerely,

/s/ William H. Gault

William H. Gault

Secretary

cc:	Steven K. Talley, Gibson, Dunn & Crutcher LLP

Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP